Western Copper Corporation

June 7, 2007

Alberta Securities Commission
British Columbia Securities Commission
Authorité des marchés financiers du Quebéc
Manitoba Securities Commission
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission
Securities Commission of Newfoundland
Toronto Stock Exchange

WESTERN COPPER CORPORATION
Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of Western Copper Corporation (the "Issuer") held on June 7, 2007. The report on the voting results are as follows:

1. Number of Directors

By a vote of show of hands, the number of directors was determined at six (6).

2. Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

a. Dale Corman;
b. Ross J. Beaty;
c. Klaus Zeitler;
d. Robert Gayton;
e. Brent Kinney; and
f. David Williams.

3. Appointment of Auditors

By a vote of show of hands, PricewaterhouseCoopers LLP were appointed as auditors of the Issuer for the ensuing year.

WESTERN COPPER CORPORATION

Per: ______________________
Dale Corman
President and Chief Executive Officer

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM